Exhibit 6.4

SAVIANT CONSULTING SERVICES AGREEMENT

This Services Agreement ("Agreement"), is made effective on this 27th Day of September, 2017 (the "Effective Date"), by Saviant Technology Consulting & Software Development Pvt Ltd, organized under the laws of India, at Office #202, Kapil Zenith IT Park, Bavdhan, Pune 411021 ("Saviant"), and the "Client", as specified below:

Name: Tri Cascade, Inc

Address: 5020 Campus Drive, Newport Beach, CA 92660

Saviant provides software programming, design, and consulting services; Client wishes to engage Saviant to provide such services. The parties therefore memorialize the terms of such arrangement by entering into this Agreement.

1.0 Description of Work. Saviant will provide software programming, design and consulting services as mutually agreed ("Services"), in consideration of Client's payment of the fees specified in section 7.0 below. Such Services may include provision of "Deliverables", defined as software, websites, or other materials as Saviant may deliver to Client pursuant to the performance of Services. Deliverables may include or require the use of software, designs, data or information provided by Client ("Client Materials"). Client retains all right, title and interest in Client Materials but hereby grants to Saviant the right to use such Client Materials, solely in furtherance of Saviant's provision of Services, solely and exclusively for the work with Client.

2.0 Cooperation. Saviant’s ability to successfully provide Services depends on Client's reasonable and necessary cooperation. Client is responsible for procuring any necessary software licenses or tools as may be required for delivery or use of the Services. Client will have the primary responsibility of defining the scope of work and getting its correct progress reviewed on weekly basis. Client may appoint a single point of contact to liaise with Saviant personnel in the ongoing provision of Services; Saviant is entitled to rely on the instructions and statements of such contact as binding on Client. Saviant shall perform services under the general direction of Client as to the results of such activity, however Saviant may determine, in its sole discretion, the manner and means by which the services of Saviant are accomplished.

3.0 Term. This Agreement commences on the Effective Date and continues until terminated, whichever is earlier. Either party may terminate this Agreement for any or no reason on two weeks written notice to the other party. Client will remain obligated to pay Services fees as set forth in section 7.0 through the effective date of termination. Upon termination, Client will pay to Saviant any outstanding Services fees owed at the time of termination, and each party will promptly destroy all copies of the other party's Confidential Information (as defined in section 8.0 below). Sections 5.0 through 17.0 survive termination of this Agreement for any reason.

4.0 Assignment. Except as permitted by this Agreement, this Agreement may not be assigned or transferred, or its rights or obligations assigned or delegated, by either party, in whole or in part, without the prior written consent of the other party. Any purported assignment in violation of this section will be void.

5.0 Saviant Staff. Client acknowledges that Saviant expends considerable time and resources identifying, hiring and training staff assigned to provide Services. Client will not directly or indirectly recruit or hire any Saviant staff that is involved in the provision of Services, for as long as this Agreement is in effect and for two years thereafter. Similarly, Saviant acknowledges that Client expends considerable time and resources identifying, hiring and training its staff. Saviant will not directly or indirectly recruit or hire any Client staff, for as long as this Agreement is in effect and for two years thereafter.

Page 1 of 4	Saviant Confidential	Kindly Initial Each Page

6.0 Ownership. As between the parties, Client is and will be the sole and exclusive owner of the Deliverables and all associated intellectual property rights. Deliverables are works made for hire under applicable copyright law, and/or are hereby assigned by Saviant to Client, at no additional cost. With respect to any pre-existing or independently developed software, works or material in the Deliverables, Saviant hereby grants to Client at no additional charge, to the fullest extent of Saviant's rights to such works and materials, a perpetual and irrevocable license to use, copy, reproduce, distribute and exploit such works or material. This section 6.0 does not apply to any third party software, works or material included in the Deliverables as required by the project; such third party retains all rights in same.

7.0 Payments. Consultants and Programmers will be assigned to client project, as per the agreed scope, dates & duration involved. The fees for Projects under scope will be specified & agreed as per detailed SoW, as specified in Appendix A. Saviant will provide the Client a weekly Time sheet & weekly Invoices. Any additional resources that may be required during the Project will be discussed with client and accordingly added to project team for that duration.

Payments under this Agreement are nonrefundable, not tied to acceptance of Deliverables and are due within Ten business days of Client's receipt of Saviant's invoice. Saviant may on notice terminate or suspend Services if Client is delinquent in the payment of any invoice from Saviant for a period in excess of ten business days. Saviant may enforce payment obligations of this Agreement in any court of competent jurisdiction, notwithstanding section 16.0 of this Agreement.

8.0 Confidentiality. Neither party may use, except in furtherance and for the purposes of receiving and providing Services, or disclose, the other party's "Confidential Information", defined as any confidential or proprietary written or oral information or materials disclosed or revealed during the Services and originating from one party (the "disclosing party") to the other party ("receiving party"). Client's Confidential Information will include the Client Materials and Deliverables. Saviant's Confidential Information will include the pricing and other terms of this Agreement and any information or knowledge regarding Saviant's staff, including personal information. Receiving party will protect the confidentiality of disclosing party's Confidential Information to the same degree of care, but no less than reasonable care, as such party uses to protect its own confidential information. The obligations of this section 8.0will not apply to any portion of Confidential Information that: (a) is now, or hereafter through no violation of this Agreement, becomes generally known; (b) is independently developed by the receiving party without any use of Confidential Information; (c) is hereafter rightfully furnished to the receiving party by a third party without restriction on disclosure; (d) was rightfully known to or lawfully in the possession of the receiving party at the time of disclosure; (e) is authorized to be released by the disclosing party; or (f) is hereafter required to be disclosed pursuant to a legal proceeding or otherwise required by law, provided reasonable prior notice is given to disclosing party with sufficient opportunity to contest or limit such disclosure.

9.0 Disclaimer of Warranties. Deliverables and Services are provided as is. ALL EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, DESIGN, TITLE OR NON-INFRINGEMENT, OR ARISING FROM COURSE OF DEALING, COURSE OF PERFORMANCE OR TRADE PRACTICE, ARE HEREBY DISCLAIMED.

10.0 Limitation of Liability. Notwithstanding any other provision of this Agreement, Saviant's maximum aggregate liability for all claims, liabilities or obligations arising under or relating to this Agreement, the Services or Deliverables, regardless of the theory of liability, whether for breach of this Agreement, including breach of warranty, or in tort or otherwise, will in no event exceed all amounts paid by Client to Saviant under this Agreement (for the particular Service giving rise to the claim, if any), for the three month period preceding the occurrence of the claim. In no event will Saviant be liable for any indirect, punitive, special, incidental or consequential damages in connection with, related to or arising out of this Agreement, the Services or Deliverables (including interruption of business, loss of profits, revenues, savings, opportunities, use, data, or other economic advantage), regardless of the theory of liability, whether for breach of this Agreement, including breach of warranty, or in tort or otherwise, even if Saviant has been previously advised of the possibility of such damages. Liability for damages will be so limited and excluded, regardless of the validity or efficacy of any remedy and even if any remedy fails of its essential purpose. Client has voluntarily agreed to define the parties’ rights, liabilities and obligations respecting this Agreement, the Services or Deliverables exclusively in contract pursuant to the terms of this Agreement, and Client disclaims that Client is owed any duties or is entitled to any remedies not expressly set forth in this Agreement.

Page 2 of 4	Saviant Confidential	Kindly Initial Each Page

11.0 Indemnity. Client will defend, indemnify and hold harmless Saviant, its affiliates, subsidiaries and related entities, any successor and assigns of any of the foregoing, and any employees, officers, directors, and agents of any of the foregoing, from and against any and all harms, losses, and liabilities, and any and all claims, demands, judgments, awards and penalties, fines, interest, costs, and expenses related thereto (including court costs and reasonable fees of attorneys and other professionals), arising out of or related to the provision of Services or the use of Deliverables.

12.0 Relationship. This Agreement is not intended to create a relationship such as a partnership, franchise, joint venture, agency, or employment relationship. There are other specific agreements for above mentioned relationships (viz partnership, franchise, joint venture, agency, or employment) and will be signed appropriately, if needed. Neither party may act in a manner that expresses or implies a relationship other than that of independent contractor, nor bind the other party. Client may guide Saviant project team towards desired performance of services, however client will have no right to control the means, manner or method by which Saviant performs Services. Saviant has sole discretion over assignment and replacement of Saviant personnel involved in provision of Services. Saviant reserves the right at its discretion to subcontract Services. No exclusivity is provided by Saviant hereunder, and nothing in this Agreement will be construed as preventing Saviant from working with other clients on projects that may be similar to or competitive with the project that is the subject of the Services hereunder. Notwithstanding any other provision herein: (a) Saviant and its staff may freely utilize general knowledge, experience, skills and know-how acquired during the performance of the Services; and (b) Saviant will have the same rights as members of the general public with respect to public domain or uncopyrightable content contained within the Deliverables.

13.0 Promotion. With prior written permission from Client, Client authorizes Saviant to include Client, and the projects in which Saviant was engaged, in Saviant marketing materials.

14.0 Force Majeure. Except for obligations to pay money hereunder, no delay, failure or omission by either party to carry out or observe any of its obligations hereunder will give rise to any claim against such party or be deemed to be a breach of this Agreement if and for as long as such failure or omission arises from any cause beyond the reasonable control of that party.

15.0 Choice of Law; Prevailing Party. This Agreement and all related disputes will be governed by the laws of California, US. The choice of law rules of any jurisdiction will not apply. A party prevailing in any litigation or arbitration related to this Agreement, the Services or Deliverables will be entitled, in addition to such other relief as may be granted, to an award of reasonable attorneys' fees.

16.0 Dispute Resolution. Any disputes between or claims brought by on party against the other party arising out of or related to this Agreement, Services or Deliverables (including tort as well as contract claims, and whether pre- contractual or extra-contractual, as well as the arbitrability of any disputes) will be referred to and finally settled by binding arbitration before the International Chamber of Commerce in accordance with its commercial rules of arbitration in effect at the time of arbitration except as inconsistent with this section. The arbitration will be conducted by telephone, on-line and/or based solely upon written submissions where no in-person appearance is required. If in-person appearance is required, required hearings will be held in California, US. The arbitrator will apply the law specified in section 15.0 above. The arbitral proceedings will be conducted in the English language. All awards may if necessary be enforced by any court having jurisdiction. The existence of any dispute, the existence or details of the arbitration proceeding, and all related documents, materials, evidence, judgments and awards therein, must be kept confidential. Except as required by law, no party will make any public announcements with respect to the proceeding or the award, except as required to enforce same. The parties hereby waive the right to a trial by jury and agree to only bring claims in an individual capacity and not as a plaintiff or class member in any purported class or representative proceeding (whether in arbitration or any judicial forum). All claims between the parties must be resolved using single-plaintiff arbitration in accordance with this section. Should either party file an action contrary to this section, the other party may recover lawyers' fees and costs incurred in enforcing this section, provided that the party seeking the award has notified the other party in writing of the improperly filed claim, and the other party has failed to withdraw the claim in a timely fashion.

Page 3 of 4	Saviant Confidential	Kindly Initial Each Page

17.0 Construction. This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party. The terms "includes" and "including" will not be construed to imply any limitation. Except as expressly noted herein, this Agreement confers no third party rights and creates no third party beneficiaries of any kind. This Agreement is in the English language only, which language will be controlling in all respects, and all versions of this Agreement in any other language will be for accommodation only and will not be binding on the parties. This Agreement is the parties' entire agreement relating to its subject matter, and supersedes all prior or contemporaneous oral or written communications, proposals, negotiations, understandings, representations and warranties and prevails over any conflicting or additional terms of any quote, order or other communication between the parties relating to its subject matter. This Agreement may only be modified by a writing signed by both parties' authorized representatives. Any express waiver or failure to exercise promptly any right under this Agreement will not create a continuing waiver or any expectation of non-enforcement. If any of the provisions of this Agreement are held to be in violation of applicable law, void, or unenforceable in any jurisdiction, then such provisions are waived, amended or reformed to the extent necessary for the Agreement to be otherwise enforceable in such jurisdiction.

(remainder of page intentionally blank)

Page 4 of 4	Saviant Confidential	Kindly Initial Each Page